SECURITI [barcode] IISSION

03013254

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 49876

SEC MAIL PROCESSING SECTION RECEIVED MAR - 3 2003 WASH

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RMS Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

86 Mobile Ave
(No. and Street)

Staten Island (City) NY (State) 10306 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Prinzi, Jr CPA 718-748-2300 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Prinzi, Richard M.
(Name — *if individual, state last, first, middle name*)

8403 7th Avenue (Address) Brooklyn (City) NY (State) 11228 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rick Saltalamachea, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RMS Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

CAROLYN BEATY-MACK
Notary Public of New Jersey
My comm. expires July 14, 2003

2/28/03

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RMS Securities, Inc.

Index To Financial Statements

Richard Prinzi, Jr.
Certified Public Accountant
8403 7th Avenue
Brooklyn, NY 11228
_(718) 748-2300_

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To RMS Securities, Inc.:

I have audited the accompanying balance sheet of RMS Securities, Inc. (a corporation) as of December 31, 2002, and the related statements of operations, changes in shareholders' equity and cash flows for the year ended December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RMS Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year ended December 31, 2002, in conformity with generally accepted accounting principles In the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard Prinzi, Jr. CPA
February 28, 2003

RMS Securities, Inc.

Balance Sheet
December 31, 2002

Assets

Current Assets:	
Cash	$ 13,795
Other Receivables	8,500
Total Current Assets	22,295
Furniture & Equipment	5,078
Accumulated Depreciation	(3,372)
Net Book Value	1,706
Total Assets	$ 24,001

Liabilities And Shareholders' Equity

Current Liabilities:	
Accounts Payable	$ 2,651
Officer Loan	6,785
Total Current Liabilities	9,436
Total Liabilities	9,436
Shareholders' Equity:	
Common Stock, .001 Par Value, 10,000,000 Shares Authorized, 905,000 Shares Issued and Outstanding	905
Additional Paid in Capital	58,922
Retained Earnings	(45,262)
Total Shareholders' Equity	14,565
Total Liabilities and Shareholders' Equity	$ 24,001

See Accompanying Notes to Financial Statements

RMS Securities, Inc.

Statement of Operations
For the Year Ended December 31, 2002

Income:	
Commissions	$ 8,697
Total Income	8,697
Expenses:	
Payroll Expenses	15,415
Telephone	632
Occupancy	2,396
Auto	767
Insurance	305
Business Meals & Entertainment	1,677
NYS/NYC Income Taxes	455
Professional Services	3,225
Depreciation	521
General & Administrative	3,205
Total Expenses	28,598
Loss	(19,901)
Loss per Common Share	(.0220)
Weighted Average Number of Common Shares Outstanding	905,000

See Accompanying Notes to Financial Statements

RMS Securities, Inc.

Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2002

	Common Stock				
	Shares	Stated Value	Additional Paid In Capital	Retained Earnings	Total
Balance, January 1, 2002	905,000	$ 905	$ 58,922	$ (25,361)	$ 34,466
Loss For the Year Ended December 31,2002	-	-		(19,901)	(19,901)
Balance, December 31, 2002	905,000	$ 905	$ 58,922	$ (45,262)	$ 14,565

See Accompanying Notes to Financial Statements

RMS Securities, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2002

Cash Flows From Operating Activities:	
Net Loss	$ (19,901)
Depreciation Expense	521
Net Decrease in Other Receivables	30,575
Net Decrease in Accounts Payable	(1,766)
Net Decrease in Accrued Payroll Taxes	(2,419)
Net Increase in Loans to Officers	6,785
Net Cash (Used) Provided By Operating Activities	13,795
Cash Flows From Investing Activities:	-
Net Cash (Used) Provided By Investing Activities	-
Cash Flow From Financing Activities:	-
Net Cash (Used) Provided By Financing Activities	-
Net Increase (Decrease) in Cash	13,795
Cash, beginning of period	-
Cash, end of period	$ 13,795

See Accompanying Notes to Financial Statements

RMS Securities, Inc.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND OPERATIONS

RMS Securities, Inc. ("the Company") was incorporated in the state of New York on September 19, 1995. The Company is registered as a Broker/Dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Business commenced on April 1, 1999. The Company intended to be a full service Broker/Dealer located in Staten Island, NY. Due to the current economic environment the Company is reevaluating its initial plans. Management has elected a December 31 year-end for the Company.

The Company, when operating, recommended securities and executed trades on behalf of clients. Customer accounts are maintained at Emmett A. Larkin, Inc. The Company has an agreement with Emmett A. Larkin Inc. to execute and clear trades on behalf of the Company, therefore, the Company is exempt from SEC rule 15c3-3.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash & Cash Equivalents
For the purpose of the statement of cash flows, cash equivalents include all highly liquid investments, with a maturity of three months or less.

Utilization of Estimates
The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Income Per Common Share
Net income per common share is computed based on the weighted average number of common shares outstanding and common stock equivalents, if not anti-dilutive.

Basis of Financial Statements
These financial statements are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles in the United States of America.

Property Plant & Equipment
Property plant & equipment are carried at cost less accumulated depreciation computed by the straight-line and accelerated methods.

RMS Securities, Inc.

NOTES TO FINANCIAL STATEMENTS

NOTE 3. CAPITAL STOCK

In 1999 the Company amended the certificate of incorporation, increasing the number of authorize shares of common stock to from 200 to 10,000,000 with a par value of $.001. Of which, 900,000 were issued to the founder in exchange for the 200 shares owned prior to the amendment. In addition, 5000 shares of the common stock, $.001 par, were issued at $10 per share in a private placement

NOTE 4. Rent

The Company rents office space at 86 Mobile Ave, Staten Island, NY on a month-to-month basis. The monthly rent averaged $175 per month for the year ended December 31, 2002..

NOTE 5. NET CAPITAL REQUIREMENTS

As a SEC registered broker-dealer and a NASD member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As of December 31, 2002, the Company had net capital of $12,859 which was $7,859 in excess of required net capital of $5,000. The Company's net capital ratio was 1.20 to 1.

NOTE 6. INCOME TAXES

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No.109, "Accounting for Income Taxes". Under this method, deferred income taxes are determined based on differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end, and are measured based on enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. No provision for income taxes is included in the statement due to its immaterial amount.

Supplemental Information

RMS Securities, Inc.

Computation of Net Capital
December 31, 2002

Net Capital:

Total Ownership Equity qualified for Net Capital	$ 14,565
Less: Non-allowable Assets	1,706
Total Net Capital	12,859
Haircuts	0
Net Capital	12,859
Minimum Dollar Requirement	5,000
Excess Net Capital	7,859

Aggregate Indebtedness:

Aggregate indebtedness as included in Statement of Financial Condition	$ 9,436
Ratio of aggregate indebtedness to Net Capital	1.20 to 1

Reconciliation:

Net Capital as per the December 31, 2002 Unaudited FOCUS Report, as filed	$ 6,088
Net Adjustments	6,771
Net Capital as per the December 31, 2002 Audited Report, as filed	$ 12,859

Richard Prinzi, Jr. CPA

Staten Island Office:	***Brooklyn Office:***	***Manhattan Office:***
600 Forest Avenue	8403 7th Avenue	75 Maiden Lane
Staten Island, NY 10310	Brooklyn, NY 11228	New York, NY 10038
(718) 748-2300	(718) 748-2300	(212) 402-6864
*****Staffed full time***	*****Mailing Address***	*****By Appointment Only***

RMS Securities, Inc.
86 Mobile Ave
Staten Island, NY 10306

February 28, 2003

In planning and performing my audit of the financial statements and supplemental schedules of Ashton-Clayton Financial Group, LLC. (the "Company"), for the years ended December 31, 2002, and 2001 I considered its internal controls, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a – 5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and

procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-15(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use for the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Richard Prinzi, Jr. CPA